PRESS RELEASE

FINAL RELEASE – FOR IMMEDIATE DISTRIBUTION

Navios Maritime Holdings Inc. Announces Proposed $300 Million Senior Notes Offering

PIRAEUS, GREECE – November 29, 2006 – Navios Maritime Holdings Inc. (‘‘Navios’’) announced today it intends to offer, subject to market and other conditions, approximately $300 million of senior notes due 2014 (the ‘‘Notes’’). The Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the ‘‘Securities Act’’)-, and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The Notes to be issued by Navios will be fully and unconditionally guaranteed by the Company’s existing subsidiaries, except for Corporacion Navios Sociedad Anonima, and certain future subsidiaries. The net proceeds of the offering are intended to be used to repay borrowings under the Company’s existing credit facility.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there by any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios Maritime Holdings Inc.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios’ stock is listed in the NASDAQ’s National Market System where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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